SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

__1__

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 26 , 2007 announcing "Golden Telecom Selects ECtel's Fraud Management Solution To Reduce Fraud Losses". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

__2__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  November 27, 2007

__3__

Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued November 26, 2007

__4__

EXHIBIT 1

Golden Telecom Selects ECtel's Fraud Management Solution

To Reduce Fraud Losses

Next- Generation Service Providers Can Eliminate Up to 90% of Fraud Losses

ROSH HA'AYIN, ISRAEL, November 26, 2007 - Golden Telecom (NASDAQ: GLDN), a leading provider of integrated telecommunications and Internet services in Russia and the Commonwealth of Independent States ("CIS"), has selected FraudView®, the fraud management solution of ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM (TM)) solutions.

ECI Telecom, a global provider of networking infrastructure equipment and a long time supplier of SDH, DWDM and NGN solutions to Golden Telecom, represents ECtel in the region.

With telecom fraud accounting for up to 8% of lost annual revenue, operators are constantly striving to manage this problem and improve their bottom line.  FraudView® enables operators to protect their revenues through real-time detection and prevention of fraud losses across all business lines and services. Through a feature-rich back-office application, it provides an innovative and comprehensive solution designed to meet the needs of wireline and 2.0/2.5/3G wireless, VoIP/IP, convergent and next-generation communications service providers.

"We are excited to add Golden Telecom to our growing installed base of operators who are successfully using our solution for fraud prevention," said Mr. Itzik Weinstein, President and CEO of ECtel. "Our continued investment in the development of state-of-the-art solutions paired with our significant presence through our long-term channel partner ECI Telecom, has enabled us to sustain the industry's largest installed base of wireline and wireless operators, and the market's first solutions supporting 3G and VoIP networks."

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Framework features the world-leading fraud and revenue assurance products, FraudView® and RAP, which minimizes operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

__5__

About Golden Telecom

Golden Telecom, Inc., (NASDAQ: "GLDN") is a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the CIS. The Company offers voice, data and Internet services to corporations, operators and individuals using its metropolitan overlay networks in major cities, including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Alma Ata and Tashkent and via leased channels and fiber optic and satellite-based networks, including approximately 293 combined access points in Russia and other countries of the CIS. The Company offers mobile services in Kiev and Odessa. For more information, visit www.goldentelecom.ru

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services. Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world`s largest carriers.  The Company is also a market leader in many emerging markets.  ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com

Contacts:

ECtel Ltd.
Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

__6__